EXHIBIT TO ITEM 77I
Touchstone Variable Series Trust
Terms of New or Amended Securities

Touchstone Balanced Fund
Touchstone Bond Fund
Touchstone Common Stock Fund
Touchstone Small Company Fund


The officers of Touchstone Variable Series Trust are authorized and directed to issue and sell shares of beneficial interest of the Touchstone Balanced Fund, Touchstone Bond Fund, Touchstone Common Stock Fund, and
Touchstone Small Company Fund, to the public. Each share of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Declaration of Trust.

A description of shares of the Touchstone Balanced Fund, Touchstone Bond Fund, Touchstone Common Stock Fund, and
Touchstone Small Company Fund is incorporated by reference to the Post-Effective Amendment No. 49 to the Registration
Statement as filed with the SEC via EDGAR on October 30, 2017, (Accession No. 0000920547-17-000016).